                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

This press release includes alternative performance indicators not considered under IFRS accounting standards (EBITDA, Like-For-Like Changes in Revenues, EBITDA and EBIT, Net Financial Borrowings). These terms are defined in the appendix.

BOARD EXAMINES RESULTS FOR YEAR TO SEPTEMBER 30, 2006

Revenues: €135.7 million, up 12.1% (up 13.2% on a like-for-like basis) compared with the first nine months of 2005

EBITDA: -€70.9 million (-€70.6 million for the first nine months of 2005); up €4.4 million (6.3%) on a like-for-like basis

NET RESULT: -€78.1 million (€832.7 million for the first nine months of 2005, which was boosted by the sale of Virgilio Tin.it and Buffetti Group operations)

LA7 FREE TO AIR: sharp rise in advertising revenues (10.5%) and audience share (15.2%) to around 3%; EBITDA up 9.7% compared with the first nine months of 2005

MTV FREE TO AIR: domestic advertising revenues up 3.6% after new platform-generated revenues of €14.9 million (compared with €10.7 million for the first nine months of 2005); EBITDA up 10.8% compared with the first nine months of 2005

DIGITAL TERRESTRIAL: revenues trebled compared with the first nine months of 2005 (€14.7 million for 2006, €5.4 million for 2005)

Milan, November 6, 2006 – Today the Telecom Italia Media Board of Directors, chaired by Riccardo Perissich, examined and approved the Group’s results for the first nine months of 2006.

Telecom Italia Media Group results for the first nine months of 2006

Consolidated Revenues amounted to €135.7 million, up 12.1% (up 13.2% on a like-for-like basis) compared with €121 million for the corresponding period in 2005. Strong growth was driven by domestic advertising revenue, which significantly outperformed the otherwise essentially stable market. Growth was also driven by digital terrestrial pay-per-view revenues. Nevertheless, advertising revenues growth rate slackened during the third quarter with respect to the first half of the year.

EBITDA for the first three quarters of 2006 came to -€70.9 million, essentially unchanged in comparison with the figure of -€70.6 million recorded for the corresponding period in 2005. Excluding variations to the consolidation area and one-off charges, EBITDA registered a €4.4 million improvement (up 6.3%). The EBITDA figure reflected improved profitability in analogue and digital Free to Air TV, DTT TV costs incurred for content development on the new “free” channels (i.e. La7 Sport), better PPV margins, and the benefits of a 40% overhead cost reduction (-€6.8 million) with respect to the first three quarters of 2005, generated by the La7/TI Media merger.

EBIT for the first three quarters of 2006 was equal to -€111.2 million (-€96.2 million over the corresponding period in 2005). This may principally be ascribed to the full amortization of the new television network acquired in late 2005, and to investments undertaken during the period to develop infrastructure and complete the digital network.

The Parent company’s share of the net result corresponds to -€78.1 million (€832.7 million for the first nine months of 2005, which was boosted by proceeds from the sale of Virgilio Tin.it and Buffetti Group operations).

Industrial investments worth €65.1 million were made in the first three quarters of 2006 (compared with €32.3 million during the corresponding period in 2005). Of this, around €43.7 million was invested in digital terrestrial expansion, €16.8 million in rights acquisition, and €4.6 million in other investments.

Net financial debt at September 30, 2006 was equal to €102.9 million (compared with a net cash position of €436.1 million at December 31, 2005). Performance during the first nine months of the year was impacted by the €550.6 million dividend payout, resources required for investment (€65.1 million), and operating requirements (€114.1 million in cash flow), alongside improved financial standing following the sale of Buffetti (€65.8 million) and the collection of €126.8 million in tax receivables after the parent company joined the Italian Tax Consolidation programme. Compared with June 30, 2006 (€41.9 million), net financial debt increased by €61.0 million: €39.2 million generated by operations over the quarter, and €21.8 million for the acquisition of indefeasible Rights of Use (IRU), which as at June 30 was entered as a trade payable.

First Three Quarters of 2006 Results Breakdown by Business Sector

Free to Air Television

Financial results for the first nine months of 2006 show a substantial improvement as Free to Air Television revenues increased by 4.4% compared with the corresponding period in 2005 to €115.1 million. Growth was driven by a sharp increase in domestic advertising revenues (+7.4%); despite a slow down during the third quarter, it far outstripped the market average of around +0.9% over the first eight months of the year (source: Nielsen). In greater detail:

•

La7 Revenues rose 11.3% to €58.7 million compared with the first nine months of 2005 (€52.7 million), driven by a 10.5% rise in gross advertising revenue. Strong sales raised profitability over the period, EBITDA (up €2.6 million or 9.7% compared with the first three quarters of 2005) and EBIT (up €1.5 million) on equivalent terms.

La7 also achieved a significant viewing figure increase over the first nine months of 2006. Average daily audience share reached 3.0%, up 15.2% on the same period in 2005.

•

MTV consolidated its position, recording 3.6% domestic advertising revenue growth and a €4.2 million rise in revenues generated by new platforms, at a time when advertising revenue for pan-European network suffered a drop-off. The unit achieved a 10.8% rise in EBITDA compared with the same period last year.

DTT Television

Revenues grew strongly in the first three quarters of 2006 to €14.7 million, three times the figure of €5.4 million recorded for the corresponding period in 2005, attributable to sales of pay-per-view events, deals with Mediaset and TIM, and the sale of bandwidth. Pay-per-view margins improved, though they are still negative. Operating costs increased as a result of expenses incurred through the start-up of new “free” channels such as LA7 Sport, for which advertising revenue is still in the early stages. Long-term prospects very much depend on decoder penetration.

News

The News business unit (APCOM wire service) posted revenues of €6.9 million for the first three quarters of 2006, up 53.3% on the corresponding period in 2005. Growth was generated predominately by new services (New Europe Bulletins, mobile phone news services) and a broader customer base.

Evolution of operations: perspectives for the current year

Notwithstanding a slow down in the growth rate of advertising revenues during the third quarter, as of today we may confirm the trend experienced during the first nine months also taking into account the reduction in the growth rate of digital terrestrial decoders’ penetration as well as the sector regulation under review.

§§§§§§§§§§§§§§§§§§§§§§§§§§§§§§§§§

Telecom Italia Media has announced the 2007 calendar of company events and the publication dates for Telecom Italia Media S.p.A’s earnings and finance figures.

Any alterations to this timetable shall be announced in good time.
• March 7 - Board Meeting to adopt the full-year 2006 operating accounts and consolidated financial statements;
• April 12/13 - (first and second call) - Shareholders’ Meeting to adopt the full-year 2006 company accounts;
• May 7 - Board Meeting to adopt the first-quarter 2007 report;
• July 23 - Board Meeting to examine the Telecom Italia Media Group preliminary first-half 2007 financial results;
• September 6 - Board Meeting to adopt the first-half 2007 report;
• November 7 - Board Meeting to adopt the third-quarter 2007 report;

Pursuant to Article 82 of CONSOB ruling no. 11971/99 (and subsequent amendments and additions), the company invokes the dispensation from the obligation to publish quarterly reports for the fourth quarter of 2005 and the second quarter of 2006.

The results for the first nine months of 2006 will be presented to the financial community during a conference call today starting at 3:00 pm (Italian time).

Journalists may listen to the conference call – which will not entail a Q&A session – by calling: +39 06 33 485 042.

Journalists who are unable to listen in live may hear a recording of the presentation on +39 06 334 843, (access code 125425#).

Telecom Italia

Media Relations

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and financial condition of the Telecom Italia Media Group; however, such measures should not be construed as a substitute for the operating and financial information required by IFRS.

Specifically, the non-IFRS measures presented are described below:

•

EBITDA. This financial measure is used by the Telecom Italia Media Group as the financial target in internal and external presentations and represents a useful unit of measurement for the evaluation of the operating performance of the Group as a whole and of the Business Units, in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT (Operating income)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating result before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets)

•

Organic Growth of Revenues, EBITDA and EBIT. This measures show changes (percentage or amount) in Revenues, EBITDA and EBIT, excluding the effects of exchange differences, the change in the scope of consolidation as well as other operating income and expenses (other non-organic changes).

Telecom Italia Media deems that the presentation of such additional information allows the operating performance of the Group (as a whole and of the Business Units) to be interpreted in a more effective manner.

•

Net Financial Debt. Telecom Italia Media believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations, represented by Gross Financial Debt less Cash and Cash Equivalents and Financial Assets (financial receivables and securities other than equity investments).

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

(in thousand of euro)	09.30.2006 (a)	12.31.2005 (b)	Changes (a-b)	09.30.2005
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
- Goodwill and other intangible assets with an indefinite life	185,532	185,532	-	143,987
- Intangible assets with a finite life	213,351	192,436	20,915	56,807
	398,883	377,968	20,915	200,794
Tangible assets				
- Property, plant and equipment owned	56,369	52,939	3,430	40,363
- Assets held under finance leases	-	-	-	-
	56,369	52,939	3,430	40,363
Other non current assets				
- Equity investments	6,411	7,442	(1,031)	8,610
- Financial receivables and other non-current financial assets	7,228	6,632	596	1,300
- Miscellaneous receivables and other non-current assets	299	48,344	(48,045)	356
	13,938	62,418	(48,480)	10,266
Deferred tax assets	61,332	30,266	31,066	65,642
TOTAL NON-CURRENT ASSETS (A)	**530,522**	**523,591**	**6,931**	**317,065**
CURRENT ASSETS				
Inventories	7,177	4,169	3,008	2,942
Trade receivables, miscellaneous receivables and other current assets	175,817	236,993	(61,176)	245,841
Current tax assets	2,807	258	2,549	3,039
Securities other than equity investments	-	-	-	-
Financial receivables and other current financial assets	370	198	172	190
Cash and cash equivalents	422	450,215	(449,793)	583,840
Subtotal current Assets	**186,593**	**691,833**	**(505,240)**	**835,852**
Non current assets held for sale				
of a financial nature	-	3,616	(3,616)	925
of a non-financial nature	-	112,760	(112,760)	120,943
	-	116,376	(116,376)	121,868
TOTAL CURRENT ASSETS (B)	**186,593**	**808,209**	**(621,616)**	**957,720**
TOTAL ASSETS (A+B)	**717,115**	**1,331,800**	**(614,685)**	**1,274,785**
SHAREHOLDERS' EQUITY AND LIABILITIES				
EQUITY				
Share capital issued	100,510	100,327	183	100,267
Less: Treasury shares	-	-	-	-
Less: Amounts due from shareholders for subscribed capital unpaid	-	-	-	-
Share capital	100,510	100,327	183	100,267
Reserves	196,485	194,773	1,712	187,925
Retained earnings (accumulated losses), including net income (loss) for the period	84,270	712,987	(628,717)	743,907
Equity attributable to equity holders of the Parent	381,265	1,008,087	(626,822)	1,032,099
Equity attributable to Minority interests	10,713	12,735	(2,022)	10,347
TOTAL SHAREHOLDERS' EQUITY (A)	**391,978**	**1,020,822**	**(628,844)**	**1,042,446**
NON-CURRENT LIABILITIES				
Non-current financial liabilities	21,148	5,087	16,061	68
Employee severance indemnities and other employee-related reserves	14,515	13,023	1,492	12,903
Reserve for deferred taxes	38,371	40,823	(2,452)	71
Reserve for future risk and charges	2,365	1,410	955	2,655
Miscellaneous payables and other non-current liabilities	556	550	6	-
TOTAL NON CURRENT LIABILITIES (B)	**76,955**	**60,893**	**16,062**	**15,697**
CURRENT LIABILITIES				
Current financial liabilities	89,805	40	89,765	491
Trade payables, tax, miscellaneous payables and other liabilities	158,237	187,574	(29,337)	150,519
Current tax liabilities	140	2,595	(2,455)	264
Subtotal current Liabilities	**248,182**	**190,209**	**57,973**	**151,274**
Liabilities relating to non-current assets held for sale			-	
of a financial nature	-	19,443	(19,443)	19,169
of a non-financial nature	-	40,433	(40,433)	46,199
	-	59,876	(59,876)	65,368
TOTAL CURRENT LIABILITIES (C)	**248,182**	**250,085**	**(1,903)**	**216,642**
TOTAL LIABILITIES (D=B+C)	**325,137**	**310,978**	**14,159**	**232,339**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (E=A+D)	**717,115**	**1,331,800**	**(614,685)**	**1,274,785**

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 6th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer